Exhibit 12.1

ELECTRONIC ARTS INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Years Ended March 31,
	2018	2017	2016	2015	2014
Earnings
Earnings before provision for (benefit from) income taxes	$1,449	$1,210	$877	$925	$7
Fixed charges	61	63	45	54	53
Total earnings (1)	$1,510	$1,273	$922	$979	$60

Fixed Charges
Interest component of rental expense	$17	$16	$17	$23	$23
Interest expense	44	47	28	31	30
Total fixed charges	$61	$63	$45	$54	$53

Ratio of earnings to fixed charges	24.8	20.2	20.5	18.1	1.1

(1) For purposes of computing our ratio of earnings to fixed charges, earnings consist of our pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expensed, plus an estimate of the interest within rental expense. Fixed charges exclude interest associated with uncertain tax positions, which is recorded within income tax expense.